Exhibit 1

NEWS For Release: IMMEDIATE

Hadera Paper Ltd.
Completes Cash Tender Offer for Carmel Container Systems

Hadera, Israel, October 4, 2010 — Hadera Paper Ltd. (AMEX: AIP) (the “Company” or “Hadera Paper” or "HAP") announced today that it has successfully completed its tender offer to purchase shares of Carmel Container Systems Ltd. ("Carmel") for $22.50 per share in cash, less any required withholding taxes and without interest, and for the total amount of approximately $4.2 million.

Hadera Paper has been advised by the depositary for the tender offer that, as of the final expiration of the tender offer, a total of 155,260 Carmel shares had been validly tendered and not properly withdrawn pursuant to the offer.

Under Israeli law, Hadera Paper is automatically acquiring the entire number of shares subject to the tender offer, including all shares owned by non-tendering shareholders. Accordingly, as of the closing of the tender offer, Hadera Paper owns 100% of Carmel’s issued and outstanding share capital and voting rights (excluding shares held in treasury).

Payment for the shares (including shares automatically purchased under Israeli law by no-tendering shareholders) will be made through American Stock Transfer & Trust Company, the depositary for the tender offer.

Contact:
Lea Katz, Adv.
Corporate Secretary and Chief of Legal Department
Hadera Paper Ltd. Group
Tel:+972-4-6349408
Leak@hadera-paper.co.il